Exhibit 99.2

SEABRIDGE GOLD INC.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 and 2020

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ reports, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 24, 2022	March 24, 2022

KPMG LLP Bay Adelaide Centre 333 BayStreet, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Seabridge Gold Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Uncertain Tax Positions

As discussed in Notes 3c and 17 to the consolidated financial statements, in 2019 the Company received a notice of re-assessment from the Canadian Revenue Agency (tax authority) that reduces the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. In connection with the issuance of flow-through shares which financed the CEE, the Company has indemnified investors for any disallowed renouncements of CEE. The Company has not recorded any expense related to this uncertain tax position as the Company believes it is probable its tax position will be upheld.

We identified the Company’s evaluation of the uncertain tax position related to CEE as a critical audit matter. This critical audit matter required a high degree of auditor judgment to evaluate the Company’s interpretation of, and compliance with, the income tax laws and the probability of the ultimate resolution of its CEE filing positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the uncertain tax positions including controls related to the interpretation of tax law. We involved tax professionals with specialized skills and knowledge who assisted in, evaluating the Company’s tax position by:

●	inspecting the notice and other correspondence with the tax authority

●	inspecting and evaluating conclusions obtained by Company’s external legal advisors

●	evaluating the Company’s analysis and conclusions regarding its assertion, which included an assessment of the Company’s analysis of tax laws and regulations

●	performing an independent assessment of the Company’s uncertain tax positions based on our understanding and interpretation of tax laws and comparing it to the Company’s assessment.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2002.

Toronto, Canada

March 24, 2022

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Seabridge Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021and the related notes (collectively, the consolidated financial statements), and our report dated March 24, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2021. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2022

SEABRIDGE GOLD INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	4	$11,523	$17,528
Short-term deposits	4	29,243	19,905
Amounts receivable and prepaid expenses	5	10,026	4,970
Investment in marketable securities	6	3,367	3,826
		54,159	46,229
Non-current assets
Investment in associate	6	2,429	2,611
Convertible notes receivable	7	606	529
Long-term receivables	8	13,038	-
Mineral interests, property and equipment	9	662,279	591,681
Reclamation deposits	11	15,231	6,767
		693,583	601,588
Total assets		$747,742	$647,817

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$12,165	$5,377
Flow-through share premium	12	1,366	2,276
Lease obligations		90	41
Provision for reclamation liabilities	11	3,680	2,500
		17,301	10,194
Non-current liabilities
Deferred income tax liabilities	16	23,164	19,034
Lease obligations		182	207
Provision for reclamation liabilities	11	4,762	3,664
		28,108	22,905
Total liabilities		45,409	33,099

Shareholders’ equity	12	702,333	614,718
Total liabilities and shareholders’ equity		$747,742	$647,817

Subsequent events (Notes 7, 8, 12 and 18), commitments and contingencies (Note 17)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

/s/ Rudi P. Fronk	/s/ Richard C. Kraus
Rudi P. Fronk	Richard C. Kraus
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

		Year ended December 31,
	Note	2021	2020

Gain on disposition of mineral interests	9	$21,943	$-
Corporate and administrative expenses	14	(13,379)	(16,530)
Other income - flow-through shares	12	2,373	1,676
Environmental rehabilitation expense	11	(5,377)	-
Equity loss of associate	6	(221)	(187)
Unrealized gain on convertible notes receivable		104	-
Interest income		176	114
Finance expense and other expense		(94)	(815)
Income (loss) before income taxes		5,525	(15,742)
Income tax (expense) recovery	16	(4,630)	800
Income (loss) for the year		$895	$(14,942)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Change in fair value of marketable securities, net of income taxes (a)		$(398)	$688
Comprehensive income (loss) for the year		$497	$(14,254)

Weighted average number of common shares outstanding
Basic		76,413,554	66,369,942
Diluted		77,600,688	66,369,942

Earnings (loss) per common share
Basic		$0.01	$(0.23)
Diluted		$0.01	$(0.23)

a)	Net of tax recovery of $0.1 million (2020 - tax expense of $0.1 million)

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2020	74,162,286	$704,599	$3,275	$23,011	$36,089	$(150,878)	$(1,378)	$614,718
Share issuance - Private placement	350,000	8,358	-	-	-	-	-	8,358
Share issuance - At-The-Market offering	2,242,112	50,929	-	-	-	-	-	50,929
Share issuance - Options exercised	1,585,501	32,077	-	(14,370)	-	-	-	17,707
Share issuance - Other	500,000	11,100	(3,275)	-	-	-	-	7,825
Share issuance - RSUs vested	135,450	3,413	-	(3,413)	-	-	-	-
Share issuance costs	-	(1,645)	-	-	-	-	-	(1,645)
Deferred tax on share issuance costs	-	438	-	-	-	-	-	438
Stock-based compensation	-	-	-	3,506	-	-	-	3,506
Expired options	-	-	-	(37)	37	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(398)	(398)
Net income for the year	-	-	-	-	-	895	-	895
As at December 31, 2021	78,975,349	$809,269	-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333
As at December 31, 2019	63,510,487	$494,857	$3,275	$18,820	$36,073	$(135,936)	$(2,066)	$415,023
Share issuance - Bought deal	6,710,000	148,192	-	-	-	-	-	148,192
Share issuance - Private placement	1,785,000	24,424	-	-	-	-	-	24,424
Share issuance - At-The-Market offering	1,327,046	29,116	-	-	-	-	-	29,116
Share issuance - Other	300,000	6,564	-	-	-	-	-	6,564
Share issuance - Options exercised	390,153	6,548	-	(2,246)	-	-	-	4,302
Share issuance - RSUs vested	139,600	2,351	-	(2,351)	-	-	-	-
Share issuance costs	-	(10,151)	-	-	-	-	-	(10,151)
Deferred tax on share issuance costs	-	2,698	-	-	-	-	-	2,698
Stock-based compensation	-	-	-	8,804	-	-	-	8,804
Expired options	-	-	-	(16)	16	-	-	-
Other comprehensive income	-	-	-	-	-	-	688	688
Net loss for the year	-	-	-	-	-	(14,942)	-	(14,942)
As at December 31, 2020	74,162,286	$704,599	$3,275	$23,011	$36,089	$(150,878)	$(1,378)	$614,718

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2021	2020

Operating Activities
Net income (loss)	$895	$(14,942)
Adjustment for non-cash items:
Gain on disposition of mineral interests	(21,943)	-
Stock-based compensation	3,506	8,804
Environmental rehabilitation expense	5,377	-
Other income - flow-through shares	(2,373)	(1,676)
Unrealized gain on convertible notes receivable	(104)	-
Income tax expense (recovery)	4,630	(800)
Equity loss of associate	221	187
Finance costs adjustments	294	887
Depreciation on right-of-use assets	85	36
Adjustment for cash items:
Environmental rehabilitation disbursements	(3,320)	(811)
Changes in working capital items:
Amounts receivable and prepaid expenses	(5,056)	(1,696)
Accounts payable and accrued liabilities	6,090	266
Net cash used in operating activities	(11,698)	(9,745)

Investing Activities
Mineral interests	(43,587)	(158,795)
Cash proceeds from disposition of mineral interests	21,943	-
Investment in security deposits	(8,465)	(5,440)
Investment in short-term deposits	(24,349)	(29,816)
Redemption of short-term deposits	15,011	14,024
Property and equipment	(30,024)	-
Investment in associate	(39)	(437)
Long-term receivables	(9,172)	-
Net cash used in investing activities	(78,682)	(180,464)

Financing Activities
Share issuance, net of costs	59,104	195,440
Exercise of options	17,707	4,302
Warrant exercises	7,825	-
Payment of lease liabilities	(77)	(21)
Net cash from financing activities	84,559	199,721
Effects of exchange rate fluctuation on cash and cash equivalents	(184)	(777)
Net (decrease) increase in cash and cash equivalents during the year	(6,005)	8,735
Cash and cash equivalents, beginning of the year	17,528	8,793
Cash and cash equivalents, end of the year	$11,523	$17,528

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2022.

B.	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive income (loss).

Where a business combination is achieved in stages, previously held non-controlling equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive income (loss) or other comprehensive income, as appropriate. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively during the measurement period. However, the measurement period will not exceed one year from the acquisition date.

(ii)	Associates

An associate is an entity over which the Company has significant influence but not control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

A.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments described in note “L”, which are measured at fair value.

B.	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiaries’, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations and comprehensive income (loss).

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

C.	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and geotechnical considerations can have a significant effect on the carrying value of mineral properties and therefore the recoverability of costs. Future market prices for gold and copper and other commodities are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment.

Impairment of mineral interests

Mineral interests are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indication of impairment exists, and the carrying amount of the mineral interest exceeds its estimated recoverable amount, the carrying value is written down to the recoverable amount and the loss is recognized in the statement of operations and comprehensive income (loss). Also, the Company performs an impairment test if the period for which the Company has the right to explore within the project has expired during the period or will expire in the near future and is not expected to be renewed.

Asset retirement obligations

When the Company has judged that a constructive or legal obligation exists for reclamation and rehabilitation activities on mineral claims disturbed, an estimate of future costs is recognized as an expense on the statement of operations and comprehensive income (loss).

(ii)	Key sources of estimation uncertainty

Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Asset retirement obligations

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. For the closed sites, these changes, if any, and changes in discount rates are charged directly to the consolidated statement of operations and comprehensive income (loss). The periodic unwinding of the discount is recognized in income as accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss).

Contingencies

The Company funds certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounces, to subscribers, the expenditures which it determines to be Canadian Exploration Expenses (“CEE”). The Canada Revenue Agency (“CRA”) has disputed the eligibility of certain types of expenditures within the years 2014 to 2016. The Company strongly disagrees with their position and intends to fully defend the Company’s tax filings. No provision has been recorded related to the contingent taxes if the Company does not consider it probable that there will ultimately be an amount payable.

D.	Mineral interests, property and equipment

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property and equipment and, as such, the Company capitalizes all exploration costs, which include acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of operating as intended by management.

The actual recoverable value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(ii)	Construction in progress

Construction in progress includes power infrastructure, camps, bridges, and roads related to early infrastructure development at KSM. Costs are not depreciated until the underlying assets are ready for use as intended by management.

(iii)	Equipment

Equipment located at project site are earth moving equipment, vehicles and other equipment used in the early infrastructure development at KSM. To the extent that the Company utilizes its own equipment for the activities which are capitalized for the mineral properties or the construction in progress, the associated depreciation is capitalized to those assets.

E.	Depreciation

Effective from the point an asset is available for its intended use, property and equipment are depreciated using the straight-line method over the estimated economic life of the asset. Estimated useful lives normally vary from three to fifteen years for equipment to a maximum of twenty years for buildings.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

F.	Leasing arrangements

Leases are recognized as a right-of-use (“ROU”) asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

G.	Impairment and reversal of impairment

(i)	Financial assets

Financial assets measured at amortized cost are reviewed for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment charge is reviewed for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated statement of operations and comprehensive income (loss).

(ii)	Non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incur substantial additional expenditures on the project; or it is determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to comprehensive loss within the consolidated statements of operations and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of operations and comprehensive income (loss).

H.	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include obligations which are expected to arise from future disturbance.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the consolidated statements of operations and comprehensive income (loss) in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result, there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

I.	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

J.	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments. The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date (Note 11). The Company reviews estimated forfeitures of options on an ongoing basis.

The factors affecting stock-based compensation include estimates of when stock options might be exercised share price volatility and the assessment of the probability and timing of those instruments that have non-market performance vesting criteria. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the share-based instrument holders. The Company uses historical data to determine volatility in accordance with appropriate fair value methodology. However, the future volatility is uncertain, and the model has its limitations.

K.	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the consolidated statements of operations and comprehensive income (loss).

L.	Net earnings (loss) per common share

Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue and RSUs. Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings (loss) per share as the effect is anti-dilutive.

M.	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents and short-term deposits are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term deposits with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase. Convertible notes receivable are recorded at fair value through profit or loss.

Financial assets at amortized cost

Trade and other receivables and are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

N.	Accounting pronouncements

New accounting standards issued but not yet effective:

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company has analyzed the impact of adoption of the amendment and does not expect its adoption to have a material impact on the consolidated financial statements.

Other pronouncements have been issued by the IASB that are not mandatory for the current period and have not been early adopted. These pronouncements are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000s)	December 31, 2021	December 31, 2020
Cash and cash equivalents	11,523	17,528
Short-term deposits	29,243	19,905
	40,766	37,433

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	December 31, 2021	December 31, 2020
HST	1,698	2,793
Trade and other receivables due from related parties	281	-
Prepaid expenses and other receivables	8,047	2,177
	10,026	4,970

6.	Investments

($000s)	January 1, 2021	Fair value through other comprehensive income (loss)	Loss of associates	Additions	December 31, 2021
Current assets:
Investment in marketable securities	3,826	(459)	-	-	3,367

Non-current assets:
Investment in associate	2,611	-	(221)	39	2,429

($000s)	January 1, 2020	Fair value through other comprehensive income (loss)	Loss of associates	Additions	December 31, 2020
Current assets:
Investment in marketable securities	3,032	794	-	-	3,826

Non-current assets:
Investment in associate	2,361	-	(187)	437	2,611

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.4 million (December 31, 2020 — $3.8 million) in the consolidated statements of financial position. At December 31, 2021, the Company revalued its holdings in its investments and recorded a fair value decrease of $0.5 million on the statement of comprehensive income (loss).

Investment in associate relates to the Company’s investment in Paramount Gold Nevada Corp (“Paramount”). As at December 31, 2021, the Company holds 6.4% (December 31, 2020 – 7.42%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During 2021, the Company recorded its proportionate share of Paramount’s net loss of $0.2 million (2020 – $0.2 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at December 31, 2021, the carrying value of the Company’s investment in Paramount was $2.4 million (December 31, 2020 – $2.6 million).

The Company also holds convertible notes issued by Paramount (Note 7) and received semi-annual interest payments in the current and comparative year in the form of Paramount common shares. In June 2020, the Company also participated in a non-brokered registered direct offering and purchased 288,460 common shares of Paramount at US$1.04 per common share for a total of $0.4 million.

7.	Convertible Notes Receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note had an issue price of US$975 per US$1,000 face value with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding amount into common shares of Paramount at a price of US$1.00 per common share. The convertible notes receivable are recorded at fair value through profit or loss. The fair value of the convertible notes receivable is determined by using the Binomial Option Pricing model.

As at December 31, 2021, the fair value of the convertible notes receivable was $0.6 million (December 31, 2020 - $0.5 million). The fair value was determined using the binomial option pricing model using the following assumptions: risk-free rate of 0.91%, 1.75 years expected remaining life of the convertible note, volatility of 47% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

As at December 31, 2020, the fair value of the convertible notes was determined using the binomial option pricing model using the following assumptions: risk-free rate of 0.20%, 2.75 years expected remaining life of the convertible note, volatility of 50% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

During 2021, the Company received 30,086 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 2020 and June 2021. During 2020, the Company received 25,794 common shares of Paramount for payment of interest on the secured convertible notes accrued between September 2019 and June 2020. Subsequent to December 31, 2021, the Company received 22,610 common shares of Paramount for payment of interest on the secured convertible notes accrued and receivable as at December 31, 2021.

8.	Long-term Receivables

($000s)	December 31, 2021	December 31, 2020
Canadian Exploration Expenses (note 17)	9,172	-
British Columbia Mineral Exploration Tax Credit [1]	3,866	-
	13,038	-

1)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. Subsequent to December 31, 2021, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at December 31, 2021, The Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. In 2021, based on further study of the facts and circumstances of the Company’s objection, the Company concluded that it was more likely than not that it will be successful in its objection and reclassified the $3.9 million as long-term receivables on the consolidated statements of financial position as at December 31, 2021.

9.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total
Cost
As at January 1, 2020	425,671	-	-	307	425,978
Additions	165,775	-	-	-	165,775
As at December 31, 2020	591,446	-	-	307	591,753
Additions	40,559	27,061	2,963	100	70,683
As at December 31, 2021	632,005	27,061	2,963	407	662,436
Accumulated Depreciation
As at January 1, 2020	-	-	-	(36)	(36)
Depreciation expense	-	-	-	(36)	(36)
As at December 31, 2020	-	-	-	(72)	(72)
Depreciation expense [1]	-	-	-	(85)	(85)
As at December 31, 2021	-	-	-	(157)	(157)
Net Book Value
As at December 31, 2020	591,446	-	-	235	591,681
As at December 31, 2021	632,005	27,061	2,963	250	662,279

1)	Depreciation expense related to equipment is capitalized to construction in progress.

Mineral interests expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	January 1, 2021	Acquisitions	Expenditures [1]	December 31, 2021
KSM	444,167	-	27,607	471,774
Courageous Lake	76,522	-	654	77,176
Iskut	37,949	-	3,830	41,779
Snowstorm	24,924	-	6,547	31,471
3 Aces	7,113	-	1,921	9,034
Grassy Mountain	771	-	-	771
	591,446	-	40,559	632,005

($000s)	January 1, 2020	Acquisitions	Expenditures	December 31, 2020
KSM	296,509	127,530	20,128	444,167
Courageous Lake	75,721	-	801	76,522
Iskut	32,215	-	5,734	37,949
Snowstorm	20,455	-	4,469	24,924
3 Aces	-	6,564	549	7,113
Grassy Mountain	771	-	-	771
	425,671	134,094	31,681	591,446

1)	During the year ended December 31, 2021, the Company added an aggregate of $44.4 million of expenditures to the mineral interests. The total expenditure was reduced by a $3.9 million credit for reclassification of receivables, related to the BCMETC program, from mineral interests to long-term receivables (refer to note 8).

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM's Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will potentially pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

10.	Accounts payable and accrued liabilities

($000s)	December 31, 2021	December 31, 2020
Trade payables	10,190	2,466
Trade and other payables due to related parties	136	57
Non-trade payables and accrued expenses	1,839	2,854
	12,165	5,377

11.	Provision for reclamation liabilities

($000s)	December 31, 2021	December 31, 2020
Beginning of the period	6,164	6,865
Disbursements	(3,320)	(811)
Environmental rehabilitation expense	5,515	-
Accretion	83	110
End of the period	8,442	6,164

Provision for reclamation liabilities – current	3,680	2,500
Provision for reclamation liabilities – long-term	4,762	3,664
	8,442	6,164

The estimate of the provision for reclamation obligations, as at December 31, 2021, was calculated using the estimated discounted cash flows of future reclamation costs of $8.4 million (December 31, 2020 - $6.2 million) and the expected timing of cash flow payments required to settle the obligations between 2022 and 2026. As at December 31, 2021, the undiscounted future cash outflows are estimated at $8.2 million (December 31, 2020 – $6.2 million) primarily over the next three years. For the year ended December 31, 2021, reclamation disbursements amounted to $3.3 million (2020 - $0.8 million).

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures were expected to be incurred between 2018 and 2022 and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. In 2021, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss).

As at December 31, 2021, the Company has placed a total of $15.2 million (December 31, 2020 - $6.8 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. This includes an $8.5 million deposit placed with a financial institution in 2021 (December 31, 2020 - $5.2 million) pledged as security for the fish habitat offsetting plans, and access road reclamation obligations at KSM. The deposits are recorded on the consolidated statements of financial position as security deposits.

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at December 31, 2021 or December 31, 2020.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during 2021. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

In 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. In 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s At-The-Market offering.

During the first quarter of 2021, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. In 2021, the Company issued 2,242,112 shares, at an average selling price of $22.71 per share, for net proceeds of $49.9 million under Company’s At-The-Market offering. Subsequent to the year end, the Company issued 537,037 shares, at an average selling price of $22.09 per share, for net proceeds of $11.6 million under Company’s At-The-Market offering.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2021, the Company incurred $1.1 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On December 4, 2020, the Company entered into an agreement to sell, on a bought deal basis, 6,100,000 common shares of the Company, at US$17.25 per common share, for gross proceeds of US$105 million. As part of the agreement, the Company granted an option to the underwriters to sell up to an additional 610,000 common shares of the Company, at a price of US$17.25 per common share, for gross proceeds of US$10.5 million. The financing closed on December 9, 2020, and the underwriters fully exercised their option to purchase the additional common shares. In aggregate, 6,710,000 common shares were issued, at a price of US$17.25 per common share, for gross proceeds of US$115.7 million.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension has been proposed to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2021, the Company incurred $6.5 million of qualifying exploration expenditures and $2.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million.

b)	Warrants

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share. During 2021, all the warrants were exercised for net proceeds of $7.8 million and 500,000 common shares were issued.

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2021	2,611,691	12.51	22,524	135,450	487	23,011
Granted	-	-	-	163,800	573	573
Exercised option or vested RSU	(1,585,501)	11.17	(14,370)	(135,450)	(3,413)	(17,783)
Expired	(2,856)	6.30	(37)	-	-	(37)
Amortized value of stock-based compensation	-	-	8	-	2,925	2,933
Outstanding at December 31, 2021	1,023,334	14.61	8,125	163,800	572	8,697

Exercisable at December 31, 2021	1,023,334

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2020	3,003,150	12.32	18,546	139,600	274	18,820
Granted	-	-	-	135,450	487	487
Exercised option or vested RSU	(390,153)	11.03	(2,246)	(139,600)	(2,351)	(4,597)
Expired	(1,306)	6.30	(16)	-	-	(16)
Amortized value of stock-based compensation	-	-	6,240	-	2,077	8,317
Outstanding at December 31, 2020	2,611,691	12.51	22,524	135,450	487	23,011

Exercisable at December 31, 2020	2,608,357

The outstanding share options at December 31, 2021 expire at various dates between December 2022 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at December 31, 2021 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$13.14	453,334	1 year	453,334
$16.94	50,000	1 year 10 months	50,000
$15.46	470,000	2 years	470,000
$17.72	50,000	2 years 6 months	50,000
	1,023,334		1,023,334

During the year ended December 31, 2021, 1,585,501 options were exercised (year ended December 31, 2020, 390,153) for proceeds of $17.7 million (year ended December 31, 2020, $4.3 million) and 135,400 RSUs vested (year ended December 31, 2020, 139,600). In total, 1,720,951 common shares were issued (year ended December 31, 2020, 529,753). The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2021 was $22.39 (year ended December 31, 2020 – $24.03).

On June 25, 2020, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. These options vested in December 2020 upon the acquisition of the East Mitchell property. The $4.4 million fair value of the extension was charged to the statement of operations and comprehensive income (loss) at that time, matching the revised estimated service period.

In December 2020, 608,000 options that were granted to Board members and senior management during December 2018 and June 2019 vested upon the acquisition of the East Mitchell property and $1.6 million of the fair value of these options, not previously expensed, was charged to the statement of operations and comprehensive income (loss) on an accelerated basis to match the change in the estimate of the service period.

In October 2018, 50,000 five-year options with an exercise price of $16.94, to purchase common shares of the Company, with a grant-date fair value of $0.4 million, were granted to a new Board member. These options also vested in December 2020 upon the acquisition of the East Mitchell property and $0.1 million of the fair value of these options, not previously expensed, was charged to the statement of operations and comprehensive income (loss) on an accelerated basis, to match the change in the estimated service period.

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter terms and service periods. The fair value of the RSU grants is determined using the closing price of the common shares on the Toronto Stock Exchange on the business day immediately prior to the grant date and is amortized over the expected service period of the grants.

In December 2021, 123,800 RSUs were granted. Of these, 28,000 RSUs were granted to Board members, 72,500 RSUs were granted to members of senior management, and the remaining 20,600 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. As at December 31, 2021, $0.4 million of the fair value of the grants was amortized.

During the third and fourth quarter 2021, 40,000 RSUs were granted to three new members of senior management. Half of the RSUs will vest on the first anniversary of employment and the remaining half on the second anniversary. The fair value of the grants, of $0.9 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at December 31, 2021, $0.1 million of the fair value of the grants was amortized.

In December 2020, the Board granted 135,450 RSUs. Of these, 28,000 RSUs were granted to the board members, 80,300 RSUs were granted to members of senior management, and the remaining 27,150 RSUs were granted to other employees of the Company. The fair value of the grants, of $3.4 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $3.4 million fair value of the grants, $0.5 million was amortized during the fourth quarter 2020, and the remaining $2.9 million was amortized during the first quarter 2021. During the second quarter 2021, 135,450 RSUs were vested and were exchanged for common shares of the Company. Subsequent to December 31, 2021, 117,500 options were exercised for proceeds of $1.6 million.

d)	Basic and diluted net loss per common share

Basic and diluted net earnings attributable to common shareholders of the Company for the year ended December 31, 2021 was $0.9 million (year ended December 31, 2020 - $14.9 million net loss).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

	Years ended December 31,
	2021	2020
Weighted average number of comment shares outstanding	76,413,554	66,369,942
Dilutive effect of options [1]	1,023,334	-
Dilutive effect of RSUs [1]	163,800	-
	77,600,688	66,369,942

1)	The impact of outstanding potentially dilutive options and RUSs is excluded from the diluted share calculation for loss per share amounts as they are anti-dilutive.

13.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at December 31, 2021 and December 31, 2020 are cash and cash equivalents, short-term deposits, accounts receivable, marketable securities, convertible notes receivable and accounts payable. Other than investments and convertible notes receivable, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement. The convertible notes receivable are measured at fair value and are classified as a level 3 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the counterparty by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses and convertible notes receivable to be remote. The convertible notes receivable can be converted to common shares of Paramount and be sold in the open market to recover the carrying value of the notes.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2021, the Company had cash and cash equivalents of $11.5 million and short-term deposits of $29.2 million (December 31, 2020 - $17.5 million and $19.9 million, respectively) for settlement of current financial liabilities of $12.1 million (December 31, 2020 - $5.4 million). The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Refer to note 12 for details on equity financings.

Market Risk

(a)	Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at December 31, 2021, $4.8 million of cash and cash equivalents and $0.8 million of accounts payable and accrued liabilities are denominated in US dollars.

(c)	Investment Risk

The Company holds $0.1 million investment in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.3 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

14.	Corporate and administrative expenses

($000s)	2021	2020
Employee compensation	5,781	4,815
Stock-based compensation	3,506	8,804
Professional fees	1,828	1,106
Other general and administrative	2,264	1,805
	13,379	16,530

15.	Related party disclosures

Compensation to key management personnel of the Company:

($000s)	2021	2020
Compensation of directors:
Directors fees	431	713
Stock-based compensation	704	1,609
	1,135	2,322

Compensation of key management personnel:
Salaries and consulting fees	5,773	5,269
Stock-based compensation	2,226	5,637
	7,999	10,906
	9,134	13,228

During year ended December 31, 2021 and 2020, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	Income taxes

($000s)	2021	2020
Deferred tax expense (recovery)	4,630	(800)
	4,630	(800)

Tax expense (recovery) recognized in other comprehensive income or directly in equity

($000s)	2021	2020
Financing costs - recognized in statement of equity	(438)	(2,698)
Unrealized gain or loss on marketable securities - recognized in OCI	(61)	106
	(499)	(2,592)

In 2021, the Company recognized income tax expense of $4.6 million (2020 - income tax recovery of $0.8 million) primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project during second quarter in 2021, and from the renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period.

(a)	Rate Reconciliation

The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian Federal, Ontario, British Columbia, Northwest Territories and Yukon statutory income tax rates of 26.63% (2020 - 26.58%).

($000s)	2021	2020
Income (loss) before income taxes	5,525	(15,742)
	26.63%	26.58%
Tax expense calculated
Using statutory rates	1,471	(4,184)
Non-deductible items	303	1,897
Difference in foreign tax rates	(8)	10
Change in deferred tax rates	(132)	1,217
Movement in tax benefits not recognized	949	(1,078)
Impact of true-up of prior year balances	1	27
Renouncement of flow-through expenditures	2,020	1,357
Other	24	(46)
Income tax expense (recovery)	4,630	(800)

(b)	Deferred Income Tax

The following table summarizes the significant components of deferred income tax assets and liabilities:

($000s)	December 31, 2021	December 31, 2020
Deferred income tax assets:
Property and equipment	292	258
Provision for reclamation liabilities	595	822
Financing costs	2,080	2,480
Non-capital loss carryforwards	33,098	28,664

Deferred income tax liabilities:
Mineral interests	(59,229)	(51,258)
Net deferred income tax liabilities	(23,164)	(19,034)

(c)	Unrecognized Deferred Tax Assets

The company has not recognized deferred income tax assets in respect of the following tax effected deductible temporary differences:

($000s)	December 31, 2021	December 31, 2020
Marketable securities	182	167
Loss carryforwards	798	742
Investment tax credits	1,481	1,481
Foreign tax credits	268	268
Mineral properties	140	153
Provision for reclamation liabilities	1,083	241

Deferred tax has not been recognized on the deductible temporary difference of $3.2 million (2020 - $3.5 million) relating to investments in subsidiaries as these amounts will not be distributed in the foreseeable future.

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

(d)	Income Tax Attributes

As at December 31, 2021, the Company had the following income tax attributes to carry forward.

	($000s)	Expiry date
Canadian non-capital losses	124,029	2026 to 2041
Canadian capital losses	2,571	Indefinite
Canadian tax basis of mineral interest	371,059	Indefinite

US non-capital losses	432	2041
US capital losses	1,634	2025
US tax basis of mineral interest	18,824	Indefinite

17.	Commitments and contingencies

	Payments due by years
($000s)	Total	2022	2023-24	2025-26	2027-28
Mineral interests	9,107	976	2,859	2,937	2,335
Flow-through share expenditures	8,933	8,933	-	-	-
	18,040	9,909	2,859	2,937	2,335

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. Notice of objections to the Company’s and investors’ reassessments have and will be filed as received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.6 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During the current year ended December 31, 2021, the Company deposited $9.2 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Company the full amount deposited on their behalf upon resolution of the Company’s appeal. The deposits made has been recorded as long-term receivables on the statement of financial position as at December 31, 2021.

18.	Subsequent events

a)	Subsequent to December 31, 2021, the Company entered into an agreement selling a secured note (“Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The Note bears interest at 6.5% per annum, payable quarterly in arrears.

b)	Subsequent to the year ended December 31, 2021, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") to construct and supply hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $28.9 million of which the Company paid $6.6 million to BC Hydro during February 2022, with an additional $1.2 million due in the second quarter of 2022 and $21.1 million due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company paid $10 million to BC Hydro in February 2022, and an additional $11.2 million due in the second quarter of 2022 and $33 million due in 2023. The $54.2 million system reinforcement security will be forgiven annually, over a period of less than 8 years, based on project power consumption.